August 4, 2006	Matthew J. Fucci (617) 951-7102 matthew.fucci@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mary K. Fraser, Esq., Division of Corporation Finance

Re:	CRC Health Corporation
Form S-4 filed June 21, 2006 as amended August 4, 2006
File No. 333-135172

Dear Ms. Fraser:

On behalf of our client, CRC Health Corporation, a Delaware corporation (the “Company”), please accept for review this response to the comment letter to Pamela B. Burke of the Company, dated July 10, 2006 from the staff of the Securities and Exchange Commission. We have also filed via EDGAR simultaneously with this letter (i) Amendment No. 1 to the Company’s Registration Statement on Form S-4, amended (and marked) as appropriate to address such comments and (ii) a letter requesting acceleration of effectiveness of the Registration Statement. A copy of the Amendment to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

For reference purposes, the staff’s comment as reflected in the staff’s letter dated July 10, 2006, is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Securities and Exchange Commission	- 2 -	August 4, 2006

1.	Please revise your registration statement to include the name and signature of your controller or principal accounting officer.

RESPONSE TO COMMENT 1

A modification has been made to each applicable signature page to reflect the requested change.

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I hope that the foregoing has been responsive to the staff’s comments. If you have any questions about this letter or require any further information, please call me at (617) 951-7102.

Respectfully submitted,

/s/ Matthew J. Fucci
Matthew J. Fucci

cc:	Pamela B. Burke
Patrick O’Brien